02035253

RECD S.E.C.
MAY 8 2002
080

SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002

CABLE AND WIRELESS PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

124 Theobalds Road, London WC1X 8RX
(Address of principal executive offices)

PROCESSED
MAY 2 3 2002
THOMSON FINANCIAL

k:\legal\precedents\general transactions\sec form 6k.doc

EXHIBIT INDEX

Exhibit Number	Description
1.	Press Release dated 28 March 2002 announcing Cable & Wireless PLC's purchase for cancellation of 9,915,000 of its ordinary shares from Merril Lynch International at 217.807p per ordinary share on 27 March 2002.
2.	Daily Market Data Sheet dated 28 March 2002.
3.	Press Release announcing Cable & Wireless PLC's purchase for cancellation of 3,300,000 of its ordinary shares from Hoare Govett's affliate, ABM AMRO Equities (UK) Limited at 224.4955p per ordinary share on 28 March 2001.
4	Press Release dated 3 April 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.
5.	Press Release dated 3 April 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.
6.	Press Release dated 4 April 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.
7.	Press Release dated 8 April 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.
8.	Press Release dated 9 April 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.
9.	Press Release dated 11 April 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.
10.	Press Release dated 11 April 2002 announcing director's interests in the Ordinary Shares of Cable and Wireless PLC
11.	Press Release dated 11 April 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC
12.	Press Release dated 12 April 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC
13.	Press Release dated 19 April 2002 announcing major interests in the Ordinary Shares of Cable and Wireless PLC
14.	Press Release dated 19 April 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CABLE AND WIRELESS PUBLIC LIMITED COMPANY

By: ______________________

Assistant Company Secretary

Dated: 8 May 2002

k:\legal\preccdents\general transactions\sec form 6k.doc

15. Press Release dated 24 April 2002 announcing Cable & Wireless and Cisco to accelerate co-orporation on development and distribution of IP convergence solutions.

Exhibit 1

The Purchase of Own Securities announcement released 27 March 2002 at 17:05 under RNS No 7297T, was issued incorrectly under the Company name of Wembley PLC. The announcement should have been released under the correct Company name of Cable & Wireless PLC. We have also added "in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001". All other details remain unchanged. The full amended text appears below.

28 March 2002

Cable & Wireless Plc - Purchase of Own Securities

Cable & Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 9,915,000 ordinary shares from Merrill Lynch International, on 27 March 2002 at a price of 217.807p per share.

END

Exhibit 2

CABLE & WIRELESS

Daily Market Data Sheet *28-03-02*

Cable & Wireless Key Data

Order Book Open	223.00p
Mkt High	226.75p
Mkt Low	216.75p
Order Book Close	224.75p
Net Change	+3.75p
% Net Change	+1.70%
SETS VWAP	223.701p
SETS Volume	8,315,753
Total Market Volume	20,426,538

Market Data

	Close	Net Change	% Net Change
FTSE100	5,271.80	+57.10	+1.09
FTSE 350 Telecom Sector	2,784.30	-4.90	-0.18
FTSE All Share	2,557.40	+26.00	+1.03

Note: the above graph represents trading volumes during the official LSE market hours of 0800 to 1630


Cable & Wireless - Daily Volume at Price
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
Volume
216-218
218-220
220-222
222-224
224-226
226-228
Price Range

Comment:

C&W shares closed up 1.7% on what was a strong day for the London market. Market volume was relatively thin, reflecting trading conditions in the run up to the Easter holiday period.

Exhibit 3

o

o

o

Purchase of own securities

Cable & Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 3,300,000 of its ordinary shares from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited, on 28 March 2002 at a price of 224.4955p per ordinary share.

Enquiries

Cable & Wireless

Investor relations: Chris Tyler 020 7315 4460

Media: Susan Cottam 020 7315 4410

Exhibit 4

Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

03 April 2002

Dear Sir/Madam

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 02 April 2002 that on 28 March 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 12,164 Ordinary Shares at a price of £2.2375 per share.

Following the disposal, 38,862,510 Ordinary Shares are currently held under the Trust. Robert Lerwill, Graham Wallace and Don Reed (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.

Yours faithfully

Lorraine Davidson
Corporate Compliance Assistant

Exhibit 5

Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

03 April 2002

Dear Sir/Madam

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 03 April 2002 that on the same day the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 213,154 Ordinary Shares at a price of £2.179464 per share.

Following the disposal, 38,649,356 Ordinary Shares are currently held under the Trust. Robert Lerwill, Graham Wallace and Don Reed (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.

Yours faithfully

Lorraine Davidson
Corporate Compliance Assistant

Exhibit 6

Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

04 April 2002

Dear Sir/Madam

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 04 April 2002 that on 03 April 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 76,348 Ordinary Shares at a price of £2.166845 per share.

Following the disposal, 38,573,008 Ordinary Shares are currently held under the Trust. Robert Lerwill, Graham Wallace and Don Reed (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.

Yours faithfully

Lorraine Davidson
Corporate Compliance Assistant

Exhibit 7

Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

08 April 2002

Dear Sir/Madam

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 08 April 2002 that on 03 April 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 147,116 Ordinary Shares at a price of £2.20 per share.

Following the disposal, 38,425,892 Ordinary Shares are currently held under the Trust. Robert Lerwill, Graham Wallace and Don Reed (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.

Yours faithfully

Lorraine Davidson
Corporate Compliance Assistant

Exhibit 8

Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

09 April 2002

Dear Sir/Madam

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 09 April 2002 that on 08 April 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 862 Ordinary Shares at a price of £2.0575 per share and on 09 April 2002 the Trust disposed of 12,100 Ordinary Shares at a price of £2.0655 per share.

Following the disposal, 38,412,930 Ordinary Shares are currently held under the Trust. Robert Lerwill, Graham Wallace and Don Reed (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.

Yours faithfully

Lorraine Davidson
Corporate Compliance Assistant

Exhibit 9

Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

11 April 2002

Dear Sir/Madam

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 10 April 2002 that:

- on 9 April 2002 the Trustees of the Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 29,692 Ordinary Shares at a price of £2.1025 per share and
- on 10 April 2002 the Trustees of the Trust disposed of 2,484 Ordinary Shares at a price of £2.03 per share.

Following the disposal, 38,380,754 Ordinary Shares are currently held under the Trust.

Robert Lerwill, Graham Wallace and Don Reed (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.

Yours faithfully

Heledd M. Hanscomb
Corporate Compliance Executive

Exhibit 10

Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

11 April 2002

Director's Interests in the Ordinary Shares of Cable and Wireless plc ("the Company")

The Company was notified on 11 April 2002 that on 8 April 2002 Mr Graham M Wallace, Chief Executive acquired 58 Ordinary Shares in the Company at a price of £2.1805 pence per share under the Cable & Wireless Share Purchase Plan.

J M Bolton
Assistant Company Secretary

Exhibit 11

Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

11 April 2002

Dear Sir/Madam

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 11 April 2002 that on 10 April 2002 the Trustees of the Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 6,101 Ordinary Shares at a price of £2.05 per share. Following the disposal, 38,374,653 Ordinary Shares are currently held under the Trust.

Robert Lerwill, Graham Wallace and Don Reed (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.

Yours faithfully

Heledd M. Hanscomb
Corporate Compliance Executive

Exhibit 12

Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

12 April 2002

Dear Sir/Madam

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 12 April 2002 that:

- on 11 April 2002 the Trustees of the Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 342 Ordinary Shares at a price of £1.88 per share and
- on 11 April 2002 the Trustees of the Trust disposed of 564 Ordinary Shares at a price of £1.90 per share.

Following the disposal, 38,373,747 Ordinary Shares are currently held under the Trust.

Robert Lerwill, Graham Wallace and Don Reed (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.

Yours faithfully

Heledd M. Hanscomb
Corporate Compliance Executive

Exhibit 13

19 April 2002

Cable and Wireless plc - Notification of Major Interests in Shares

Cable and Wireless plc advises that on 18 April 2002 it received information pursuant to Section 198 of the Companies Act 1985 ("the Act") showing the following changes in interest in the Company's Ordinary Shares of 25 pence each as at that date which are disclosable under sections 198 to 208 of the Act: -

Name of Shareholder	No. of Ordinary Shares	% of issued Ordinary Shares
Franklin Resources, Inc	214,977,491	9.0246

Exhibit 14

Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

19 April 2002

Dear Sir/Madam

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 19 April 2002 that on 17 April 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 53,288 Ordinary Shares at a price of £2.0925 per share and on 18 April 2002 the Trust disposed of 21,712 Ordinary Shares at a price of £2.041 per share.

Following the disposal, 38,298,747 Ordinary Shares are currently held under the Trust. Robert Lerwill, Graham Wallace and Don Reed (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.

Yours faithfully

Lorraine Davidson
Corporate Compliance Assistant

Exhibit 15

CABLE & WIRELESS AND CISCO TO ACCELERATE COOPERATION ON DEVELOPMENT AND DISTRIBUTION OF IP CONVERGENCE SOLUTIONS

Cable & Wireless First to Offer Fully Managed End-to-End, Global IP Platform Required to Support the Latest IP-enabled Data, Video and Voice Desktop Applications

LONDON – April 24, 2002 – Cable & Wireless (LSE: CW; NYSE: CWP), the global telecommunications group, today announced a four-year strategic relationship with Cisco Systems, Inc. to accelerate the development and expansion of Cable & Wireless' Internet Protocol (IP)-based communications services through a technical and marketing agreement that includes the build out of a global Cisco Powered Network (CPN) combined with joint marketing and sales initiatives, for both the indirect and direct channels as well as cooperation in developing concepts for next generation products and services.

This agreement will focus specifically on the growing demand for new and innovative data and voice convergence solutions. Through its relationship with Cisco, Cable & Wireless plans to be the first company to provide on a global basis both fully-managed local area network (LAN) and wide area network (WAN) components for a single IP platform required to support the latest advancements in desktop-to-desktop data, video and voice communications.

The services, which Cable & Wireless will develop with Cisco's cooperation, branded Cable & Wireless IP Convergence solutions, will offer businesses the ability to converge their data and voice network over a single IP infrastructure, thereby enabling them to avoid the time and expense of building, maintaining and operating several networks. In addition, the services will help businesses to increase productivity by improving communications between employees, customers and partners through the deployment of the latest IP-enabled desktop-to-desktop communications applications. The services, which will include network-based IP-VPN, IP-LAN and IP-private branch exchange (IP-PBX), are targeted towards multinational corporations as well as medium to large-sized businesses.

These solutions will be delivered over a privately managed Cable & Wireless Cisco Powered Network (CPN) with Quality of Service (QoS) characteristics to support the specific requirements of data, video and voice applications.

"Cable & Wireless has delivered a convergent communications solution for Marks & Spencer which has produced scalable, tangible business benefits," said Adrian Pratt, technical architect, Marks & Spencer. "Our contract with Cable & Wireless, which incorporates Cisco technology, offers us best of breed solutions from two leading global players." Marks & Spencer is the UK's leading clothing retailer with more than 300 stores across the UK.

Cable & Wireless IP Convergence Solutions

Cable & Wireless has already developed and brought to market in select regions several IP Convergence solutions bundled with Cisco customer premise equipment (CPE), including Cable & Wireless IP-VPN QoS in the UK and Cable & Wireless IP-LAN in the UK and US. Cable & Wireless expects to introduce IP-VPN QoS in the US during the second quarter of 2002 and in Europe and Japan later in 2002.

"With this agreement, Cable & Wireless is taking a leadership position in delivering new and advanced desktop-to-desktop IP solutions that allows businesses to converge data and voice networks in their pursuit of cost savings and increased productivity," said Don Reed, CEO, Cable & Wireless Global. "By expanding our relationship with Cisco, we are better positioned to utilize Cisco's technology leadership and distribution channels to deliver new IP solutions to the market quickly."

Global Cisco Powered Network

To support these new solutions, Cable & Wireless will deploy a multi-protocol label switching (MPLS)-based IP-VPN using Cisco equipment and technology, including Cisco 12000 and 10000 Series Internet Routers, Cisco 7500, 7200 and 3600 Series Routers and Catalyst 6500 Routers in addition to a host of other Cisco products. This CPN, already operating in the UK for more than a year, is now being deployed in the US with anticipated rollout in other regions and will form the foundation over which Cable & Wireless IP Convergence solutions will be delivered. As a private MPLS IP network dedicated solely to carrying data and voice traffic from these services, Cable & Wireless will be able to deliver global QoS parameters to support the specific requirements of data, video and voice applications.

"This agreement allows Cisco to deliver customized, differentiated solutions for Cable & Wireless' end-user customers. The goal is to provide them with complete network technology and support, saving them time and resources while freeing them to focus on their core business and operations," said Bill Nuti, senior vice president of Worldwide Service Provider Operations, Cisco Systems. "Focusing on IP data and voice convergence solutions helps customers using these services become more competitive. Additionally, because this is a private, dedicated MPLS network, C&W can offer customers specific QoS guarantees for individual applications, such as data, voice and video."

About Cable & Wireless

Cable & Wireless is a major global telecommunications business with revenue of over £8 billion (US$11 billion) in the year to 31 March 2001 and customers in 70 countries and consists of two core and complementary divisions: Cable & Wireless Regional and Cable & Wireless Global. Cable & Wireless

Regional offers a full range of telecommunications services in 35 countries around the world. Cable & Wireless Global's focus for future growth is on IP (internet protocol) and data services and solutions for business customers. It has developed advanced IP networks and value-added services in the US, Europe and the Asia-Pacific region in support of this strategy. With its financial strength and the capability of its global IP infrastructure, Cable & Wireless holds a unique position in terms of global coverage and services to business customers. For more information about Cable & Wireless, go to www.cw.com.

Forward-Looking Statements

This press release includes certain estimates, projections and other forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements include risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond Cable & Wireless' and Cisco's ability to control or estimate precisely, such as future market conditions, currency fluctuation, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Cable & Wireless' and Cisco's reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this press release. Cable & Wireless and Cisco are not obligated to publicly release any revisions to forward-looking statements to reflect events after the date of this press release or unforeseen events.

###

Media Contacts
Chad Couser
Cable & Wireless (US)
Tel: +1 703 760 3845
Email: chad.couser@cw.com

Brian Davis
Brodeur Worldwide (US)
Tel: +1 202 715 0514
Email: bdavis@brodeur.com

Tara Salgado
Cable & Wireless (UK)
Tel: +44 (0)20 7315 4184
Email: tara.salgado@cw.com

Henny Valder
Brodeur Worldwide
Tel: +44 (0)1753 448839
Email: hvalder@uk.brodeur.com

Industry Analyst Contacts
Rolyn Acosta
Cable & Wireless (US)
T: +1 415 738 4643
Email: racosta@digisle.net

David Thain
Cable & Wireless (UK)
Tel: +44 (0)20 7315 2977
Email: david.thain@cw.com

Investor Relations Contacts
Chris Tyler
Cable & Wireless
Tel: +44 (0)20 7315 4460
Email: chris.tyler@cw.com

Valerie Gerard
Cable & Wireless
Tel: +1 646 735 4211
Email: valerie.gerard@cw.com